FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the period of July 16, 2003

TAG Oil Ltd.

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B. T2S 0B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X                   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X                   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.

(Registrant)

Date: July 16, 2003                  "Garth Johnson"
                                                (Signature)

                                                Garth Johnson
                                                (Name)

                                                Secretary/CFO
                                                (Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.      Reporting Issuer

TAG Oil Ltd.
Suite 400, 534 - 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.      Date of Material Change

On or about July 16, 2003

Item 3.      Press Release

July 16, 2003, Vancouver, B.C.

Item 4.      Summary of Material Change

TAG Oil Increases Interests in "High Impact" Exploration

TAG Oil Ltd. (OTCBB: TAGOF) an international oil and gas explorer, announced today the Company has increased its interests in the much anticipated onshore Canterbury Basin Project in New Zealand from 10% to 35%.

Item 5.      Full Description of Material Change

Calgary, Alberta, July 16, 2003 - TAG Oil Ltd. (OTCBB: TAGOF) an international oil and gas explorer, announced today the Company has increased its interests in the much anticipated onshore Canterbury Basin Project in New Zealand from 10% to 35%.

The Canterbury Basin is lightly explored with modern technology; it's potential for commercial discovery is supported by several factors including four wells drilled by British Petroleum and Shell that resulted in two gas/condensate discoveries in the offshore area. These accumulations found in offshore wells confirm that generation, migration and entrapment of hydrocarbons do in fact occur in the basin.

In addition, the basin holds very similar geological characteristics to the producing basins of Taranaki and South Australia, which formed at the same time and were adjacent before Cretaceous rifting. Although the onshore Taranaki Basin (600,000 acres) is a much smaller area than the Canterbury Basin, several hundred million barrels of oil equivalent have been discovered, with new discoveries being reported regularly.

According to TAG Oil's President Drew Cadenhead, "Not only is the Canterbury Basin categorized as one of the few remaining oil and gas frontiers in the world, it also borders the city of Christchurch, which is a completely untapped natural gas market. Although this project has a higher degree of risk than our Taranaki portfolio, it provides a rare and exciting opportunity to participate in a frontier with tremendous upside."

TAG's permit area covers approximately 690,000 acres which is considered to be the most prospective area onshore. Current exploration focus is to highlight a drilling location on the South Chertsey Prospect, which covers an area of 12,000 acres and acquire further seismic over the Salmon lead.

Item 6.      Reliance on Section 85(2) of the Act

N/A

Item 7.      Omitted Information

None

Item 8.      Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9.      Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

July 16, 2003            "Garth Johnson"
                                  Garth Johnson, Corporate Secretary/Chief Financial Officer

                                  Place of Declaration: Vancouver, British Columbia